 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Viano, Janet M. (Last) (First) (Middle) 300 Park Boulevard, Suite 405 (Street) Itasca, IL 60143 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol First Midwest Bancorp, Inc. FMBI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 29, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           EVP, Group President Retail Banking, First Midwest Bank
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				1,990	D
Common Stock				10,207	I	By Profit Sharing Plan Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Viano, Janet M. - November 29, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock under NQ Retirement Plan	1-for-1	11/29/2002	A |	(A) 40	Immed. | (1)	Common Stock - 40	$28.39	1,230	D
Non-Qualified Stock Option (right to buy)	$21.70				varies (2) | 02/18/2008	Common Stock - 1,833		1,833	D
Non-Qualified Stock Option (right to buy)	$18.55				varies (3) | 02/17/2009	Common Stock - 2,250		2,250	D
Non-Qualified Stock Option (right to buy)	$18.40				varies (4) | 02/16/2010	Common Stock - 2,128		2,128	D
Non-Qualified Stock Option (right to buy)	$18.88				varies (5) | 05/17/2010	Common Stock - 9,694		9,694	D
Non-Qualified Stock Option (right to buy)	$22.50				varies (6) | 02/21/2011	Common Stock - 10,005		10,005	D
Non-Qualified Stock Option (right to buy)	$28.70				varies (7) | 02/20/2012	Common Stock - 8,625		8,625	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By Barbara E. Briick, Attorney in-fact ________________________________ 11-29-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Viano, Janet M. - November 29, 2002
Form 4 (continued)
FOOTNOTE Descriptions for First Midwest Bancorp, Inc. FMBI

Form 4 - November 29, 2002

Janet M. Viano
300 Park Boulevard, Suite 405

Itasca, IL 60143
Explanation of responses:

(1)   Shares of phantom stock are payable in cash following the termination of the reporting person's employment with First Midwest Bancorp, Inc.
(2)   The stock option vests in two equal annual installments beginning on February 18, 2000.
(3)   The stock option vests in two equal annual installments beginning on February 17, 2001.
(4)   The stock option vests in two equal annual installments beginning on February 16, 2002.
(5)   The stock option vests in two equal annual installments beginning on May 17, 2002.
(6)   The stock option vests in two equal annual installments beginning on February 21, 2003.
(7)   The stock option vests in two equal annual installments beginning on February 20, 2004.

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